UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001 -12

Material Fact

Bradesco Organization announces to the market in general that it has sold part of its equity interest in the capital stock of Companhia Brasileira de Meios de Pagamento (VisaNet Brasil), within the process regarding the Secondary Offering of Common Shares of VisaNet Brasil registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) and exempt from registration under the U.S. Securities Act of 1933, as amended, and rules thereunder, whereby it obtained a gross profit (before taxes) in the amount of approximately R$ 2 billion, net of distribution costs, which shall comprise the result for this 2nd quarter.

Equity Interest Held by Bradesco
Before the Sale		After the Sale
Number of Common Shares	Interest in the Capital Stock	Number of Common Shares	Interest in the Capital Stock
535,792,789	39.26%	392,490,490	28.76%

In addition to the partial sale of the equity interest held in VisaNet Brasil, the result for the 2nd quarter shall also be affected by the reinforcement in the Additional Allowance for Doubtful Accounts, in the amount of R$1.3 billion (before taxes), calculated based on the company’s own statistical models, with the purpose of giving support to any possible cyclical scenarios, with the increase in default levels and/or changes in the credit portfolio’s risk profile.

This document is not an offer of securities of Companhia Brasileira de Meios de Pagamento (VisaNet Brasil) for sale in the United States. Securities of VisaNet Brasil may not be offered or sold in the United States absent registration or an exemption from registration with the United States Securities and Exchange Commission. Any public offering of securities of VisaNet Brasil to be made in the United States will be made by means of a prospectus that may be obtained from VisaNet Brasil or a selling security holder and that will contain detailed information about VisaNet Brasil and management, as well as financial statements.

Cidade de Deus, Osasco, São Paulo, June 30th, 2009

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.